October 29, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov)

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds

U.S. Government Securities Savings Fund (the “Fund”)

Proxy Statement

Dear Ms. Hatch:

This letter responds to comments you provided to me by telephone on October 24, 2013.

1.                                      Comment: You asked us to confirm that the Fund will have an unrounded NAV of $1.00 immediately before converting into a bond fund.

Response: We confirm that, barring any currently unforeseen circumstances, the Fund will have an unrounded NAV of $1.00 immediately before converting into a bond fund.

2.              Comment: You asked whether the Fund’s investment adviser, U.S. Global Investors, Inc. (the “Adviser”), intends to seek to recoup any waived fees or amounts spent maintaining the Fund’s yield. You requested that we add disclosure to the proxy statement if we intend to seek to recoup these amounts.

Response: The Adviser will not seek to recoup waived or reimbursed expenses, but may seek to recoup amounts spent maintaining the Fund’s yield. The sentence at the bottom of page 1 will be rewritten as follows: “In addition, the Adviser has been voluntarily reimbursing the Fund’s expenses and making yield maintenance payments in order to maintain a positive yield on the Fund. (While the Adviser will not seek to recoup any waived or reimbursed expenses, it may seek to recoup amounts spent maintaining the Fund’s yield.)” Similar revisions will be made to the substantially similar sentence at the top of page 4.

3.              Comment: You said that the Fund cannot use the name “ultrashort” with a maximum dollar-weighted average effective maturity of three years and either needs to change its name or shorten its maximum dollar-weighted average effective maturity to no more than two years.

Response: We believe that it is appropriate for the Fund to use the name “ultrashort” with a maximum dollar-weighted average effective maturity of three years. We are aware of at least one other ultrashort fund that has a maximum average maturity of three years (see the Alpine Ultra Short Tax Optimized Income Fund’s prospectus dated February 28,

2013, SEC Accession No. 0001398344-13-001084). Moreover, as set forth in the proxy statement, our intention is to keep the Fund’s dollar-weighted average maturity at two-and-a-half years or less, with the option to extend to three years needed simply for flexibility in certain market environments. The average maturity of the Fund typically is expected to range between one and two years.

4.              Comment: You expressed concern with the language on page 3 that states that the Fund’s conversion from a money market fund into a bond fund will occur “without any increased exposure to credit risk.”

Response: The language “without and increased exposure to credit risk” has been deleted.

5.              Comment:  You expressed concern with the language on page 4 that states that the Fund will still seek to maximize income “while preserving capital.” You believe that this language could be misleading because it is not part of the Fund’s investment objective.

Response: References to “preserving capital” have been deleted.

6.              Comment: You asked us to add the words “the Adviser believes” before the phrase “will likely provide a better opportunity for return on shareholders’ investments” on page 4.

Response: The requested change has been made.

7.              Comment: You asked us to advise whether the Fund’s policy to invest 100% of its assets in U.S. government securities is a fundamental investment restriction.

Response: No, this policy is not a fundamental investment restriction of the Fund.

8.              Comment: You asked whether the Adviser intends to seek to recoup the costs of converting the Fund from a money market fund into a bond fund. You requested that we add disclosure to the proxy statement on page 4 if we intend to seek to recoup these costs.

Response: The Adviser will not seek to recoup these expenses.

9.              Comment:  You asked us to revise the disclosure in the table on page 5, and throughout the document, if we decide to shorten the Fund’s maturity in response to Comment 3.

Response: See the Response to Comment 3.

10.       Comment: You asked us to make the last paragraph on page 7 (about the elimination of check writing) more prominent, suggesting that we use a bold font.

Response: The requested change has been made.

11.       Comment: You asked us to explain to you why the Fund’s “other expenses” will decrease by two basis points from 0.37% to 0.35%.

Response: “Other expenses” decreased by 2 basis points on a pro forma basis mainly because (i) the transfer agent fees are lower for a fixed income fund than a money market fund and (ii) expenses related to check writing will be eliminated.

12.       Comment:  You asked us to add a footnote to the Expense Example stating that there is a $10 account closing fee.

Response: The requested change has been made.

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I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds